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Ivan Hopkinson • 2nd

Barrel Head Brewhouse

San Francisco Bay Area

Pending | Message | More...

Barrel Head Brewhouse

Academy of Art University

See contact info

324 connections

Ivan Hopkinson is a giant Hobbit and direct descendant of Conan the Barbarian!

Highlights

1 Mutual Connection
You and Ivan both know Jonny Price

Experience

Captain
Barrel Head Brewhouse
Jan 2010 – Present · 9 yrs 2 mos
1785 Fulton St. San Francisco Bay Area
Everything!!!!!!!!!!

Education

Academy of Art University
Masters, Production Management & Advertising
2001 – 2004

BADA -- British Academy
Bachelor
1997 – 2000

Licenses & Certifications

My Mom says I'm AWESOME.
My Mother
Credential ID 007
See credential

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Hoping to make a difference in
nonprofit world.

Learn the skills Ivan has

Product Marketing Foundations
Viewers: 4,027

Communication withi Teams
Viewers: 50,454

Messaging

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Skills & Endorsements

Food · 9

Robert Burpee and 8 connections have given endorsements for this skill

Social Media · 9

Brian Craig Carver and 8 connections have given endorsements for this skill

Food & Beverage · 5

Amanda Clements and 4 connections have given endorsements for this skill

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Recommendations

Received (1)   Given (1)

Natasha Hopkinson   Ivan makes incredible beer!
Landscape Design &
Garden Theory
August 4, 2013, Ivan worked
with Natasha in the same group



Messaging ✏️ ⚙️